Change in Ownership of the Largest Shareholder

We hereby inform you of the change in the number of common and outstanding shares owned by National Pension Service, the largest shareholder of POSCO (the “Company”).

As of June 30, 2012, National Pension Service has decreased the number of Company’s shares from 5,937,323 (6.81% of Company’s common and outstanding shares) to 5,176,927 (5.94% of Company’s common and outstanding shares). The change is based on closing of the Company’s registry of shareholders as of June 30, 2012.